UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check one): X  Form 10-KSB     Form 20-K    Form 10-QSB      Form N-SAR


                 For Period Ended:       December 31, 2002
                                    -----------------------------------

                        Transition Report on Form 10-K
                        Transition Report on Form 20-K
                        Transition Report on Form 11-K
                        Transition Report on Form 10-Q
                        Transition Report on Form N-SAR

                 For the Transition Period Ended:
                                                 ------------------------------

  Read Instruction (on back page) Before Preparing Form. Please Print or Type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Items(s) to which the notification relates:


PART I - REGISTRANT INFORMATION

OraLabs Holding Corp.
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Full Name of Registrant


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Former Name if Applicable


2901 South Tejon Street
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Address of Principal Executive office (Street and Number)

Englewood, Colorado 80110
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City, State and Zip Code



PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)


     |    (a)  The reason described in reasonable detail in Part III of this
     |         form could not be eliminated without unreasonable effort or
     |         expense
     |
     |    (b)  The subject annual report, semi-annual report, transition report
     |         on Form 10-KSB, Form 20-F, Form 11-K or Form N-SAR, or portion
X    |         thereof, will be filed on or before the fifteenth calendar day
     |         following the prescribed due date; or the subject quarterly
     |         report of transition report on Form 10-Q, or portion thereof will
     |         be filed on or before the fifth calendar day following the
     |         prescribed due date; and
     |
     |    (c)  The accountant's statement or other exhibit required by Rule
     |         12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach Extra Sheets if Needed)

As a result of unexpected delays in responding to the auditors and gathering the data necessary to finalize the financial statements and accompanying notes of the Registrant's Form 10-KSB, and the shutdown of the Company's operations for several days caused by a blizzard, the report on Form 10- KSB could not be timely filed without unreasonable effort or expense. The Registrant believes that the Form 10- KSB will be filed within the extension period.

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PART IV - OTHER INFORMATION


(1) Name and telephone number of person to contact in regard to this notification

   Douglas B. Koff                   (303)                 861-1166
----------------------------     --------------      ------------------------
      (Name)                       (Area Code)          (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes [X] No [ ]

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(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
     thereof?            Yes [X]  No  [ ]

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. (See attachment)
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                             OraLabs Holding Corp.
                  --------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date  March 31, 2003                                 By /s/ Gary H. Schlatter
      --------------                                   -------------------------

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (0ther than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.




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                            ATTACHMENT TO FORM 12b-25

(In this attachment, the numbers stated for 2002 are preliminary, as the year-end audit is not completed)

Revenues in year 2002 decreased approximately $1,263,135 or 8% from $15,412,235 in year 2001 to approximately $14,149,100 in year 2002. The Company reduced selling prices to several top revenue customers and product volume reduced approximately 1% due substantially to a change in product mix that required more time to produce.

Net Income in year 2002 decreased by approximately $1,069,325 or 72% from $1,480,058 in year 2001 to approximately $410,733 in year 2002. The Company in year 2001 had extraordinary income of approximately $762,984 (an after tax amount of $467,327) from a one-time transaction related to the sale of the Company's interest in a pharmaceutical company. Excluding that one-time transaction, the Company's Net Income decreased by approximately $601,998, or 41%. The approximate $601,998 decrease in Net Income in year 2002 can be attributed substantially to the decrease in revenue coupled with higher production costs. The higher costs reflect a change in product mix that resulted in increases in both the cost of materials and labor associated with added value packaging for promotions.


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